

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2020

Anthony Poon
Chief Executive Officer
ALE Group Holding Ltd
Unit 1005, 10/F, Tower A, New Mandarin Plaza,
14 Science Museum Road,
Tsim Sha Tsui, Hong Kong

      Re: ALE Group Holding Ltd
           Registration Statement on Form F-1
           Response Dated December 2, 2020
           File No. 333-239225

Dear Mr. Poon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Exhibit 23.1, page 1

1.   Please note that, prior to effectiveness, you will need to file an updated auditor consent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Anthony Poon
ALE Group Holding Ltd
December 9, 2020
Page 2

        You may contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Lilyanna Peyser at 202- 551-3222 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Joan Wu